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                             December 12, 2023

       Bret A. Pedersen
       Chief Financial Officer
       Envela Corporation
       1901 Gateway Drive , Ste 100 .
       Irving, TX 75038

                                                        Re: Envela Corporation
                                                            Form 10-K for
Fiscal Year Ended December 31, 2022
                                                            File No. 001-11048

       Dear Bret A. Pedersen:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2022

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Use of Non-U.S. GAAP Financial Measures, page 19

   1. As your measure of "EBITDA" is adjusted for additional items other than interest, taxes and depreciation and
amortization, please revise your disclosure to retitle this measure.
                                                        Please see Question
103.01 of the Staff   s Compliance and Disclosure Interpretations on
                                                        Non-GAAP Financial
Measures for further guidance.
       Results of Operations, page 21

   2.                                                   Please quantify,
discuss, and analyze changes in costs of good sold for each segment on a stand-alone basis in
addition to your current discussion on gross profit. Additionally, please quantify and
discuss the significant components of costs of goods sold to the extent material. See Item 303
of Regulation S-K.
 Bret A. Pedersen
FirstName LastNameBret A. Pedersen
Envela Corporation
Comapany12,
December  NameEnvela
              2023     Corporation
December
Page 2    12, 2023 Page 2
FirstName LastName
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Aamira Chaudhry at 202-551-3389 or Theresa Brillant at 202-551-3307
with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services